April 1, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	Aquestive Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-254775

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aquestive Therapeutics, Inc.  (the “Registrant”) hereby respectfully requests, subject to telephone confirmation, that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 3:00 p.m.  EST on April 5, 2021, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.  The Registrant hereby authorizes each of David Rosenthal and Curtis Weber of Dechert LLP, counsel to the Registrant, to make such request on its behalf.

Very truly yours,

AQUESTIVE THERAPEUTICS, INC.

/s/ A. Ernest Toth, Jr.
A. Ernest Toth, Jr.
Interim Chief Financial Officer